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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   FUNCO, INC.
                            (Name of Subject Company)

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                                   FUNCO, INC.
                        (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                    360762108
                      (CUSIP Number of Class of Securities)

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                                 DAVID R. POMIJE
                             10120 WEST 76TH STREET
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 946-8883
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notice and Communications on Behalf of the Person Filing Statement)

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                                   COPIES TO:
                              PHILIP S. GARON, ESQ.
                               FAEGRE & BENSON LLP
                               2200 NORWEST CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 336-3000

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      [X] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS
              MADE BEFORE THE COMMENCEMENT DATE OF A TENDER OFFER.

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                            [Funco, Inc. Letterhead]

FOR IMMEDIATE RELEASE

CONTACT:
Stanley A. Bodine
President
Funco, Inc.
612-946-8883

                   FUNCO ANNOUNCES RECEIPT OF LETTER AGREEMENT
                               FROM BARNES & NOBLE

MINNEAPOLIS, MN, April 13, 2000 - Funco, Inc. (Nasdaq: FNCO) today announced that it received from Barnes & Noble, Inc. a letter agreement dated April 12, 2000. The letter agreement contains an unconditional commitment by Barnes & Noble to enter into a merger agreement with Funco (the "B&N Merger Agreement") under which Funco shareholders would receive $21.00 per share in cash or approximately $135 million in the aggregate. Barnes & Noble has agreed to keep its commitment open until April 21, 2000 so that Funco could give Electronics Boutique Holdings Corp. the five business days notice required by Funco's existing merger agreement with Electronics Boutique (the "EB Merger Agreement"). On April 12, 2000, Funco gave written notice to Electronics Boutique of its present intent to enter into the B&N Merger Agreement at the expiration of such five business day period. During the five business day period Electronics Boutique has the right under the EB Merger Agreement to propose adjustments to the terms of the EB Merger Agreement.

         The form of the B&N Merger Agreement committed to by Barnes & Noble is substantially identical to the EB Merger Agreement except for the purchase price. Funco is not legally obligated to execute the B&N Merger Agreement. If Funco does execute the B&N Merger Agreement and terminate the EB Merger Agreement, Barnes & Noble has also agreed to pay Funco the termination fee required to be paid by Funco to Electronics Boutique under the EB Merger Agreement.

         Funco also announced that on April 11, 2000, Dr. David Eckert, a shareholder of Funco, commenced a purported shareholder class action lawsuit against Funco and the members of the Board of Directors of Funco, alleging that the defendants have breached their fiduciary duties in causing Funco to enter into the EB Merger Agreement by taking actions that allegedly inhibit the maximization of shareholder value and that the defendants have taken actions designed to halt any other offers and deter higher offers from other potential acquirers. The plaintiff seeks, among other things, injunctive relief to enjoin the merger with Electronics Boutique, an order directing the individual defendants to exercise their fiduciary duties to negotiate in good faith with Babbage's, a subsidiary of Barnes & Noble, and costs and attorneys' fees incurred in the action. Funco and its Board of Directors deny the plaintiff's allegations and intend to defend the action vigorously.

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         Funco currently owns and operates 400 retail stores, that are predominately located in strip malls throughout the United States, and also operates an e-commerce division, located at http://www.funcoland.com.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FUNCO, INC. AT THE TIME THE OFFER IS COMMENCED FUNCO, INC. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE OFFEROR WILL FILE A TENDER OFFER STATEMENT WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF FUNCO, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.